                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                      PACIFIC AEROSPACE & ELECTRONICS, INC.
                               (Name of applicant)

                       430 Olds Station Road, Third Floor
                               Wenatchee, WA 98801
                           (509) 667-9600 (telephone)
                           (509) 667-9696 (facsimile)
                    (Address of principal executive offices)

                                   ----------

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


          Title of Class                                    Amount
-----------------------------------           ----------------------------------
10% Senior Subordinated Pay-In-Kind           Initial aggregate principal amount
          Notes Due 2007                        of $15,000,000 (increasing for
                                                    interest paid in kind)

Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

                     Name and address of agent for service:
                                Donald A. Wright
                       430 Olds Station Road, Third Floor
                               Wenatchee, WA 98801
                           (509) 667-9600 (telephone)
                           (509) 667-9696 (facsimile)

                                    Copy to:

                            Kenneth J. Baronsky, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                       601 S. Figueroa Street, 30th Floor
                              Los Angeles, CA 90017
                           (213) 892-4000 (telephone)
                           (213) 629-5063 (facsimile)

                                   ----------

                                     GENERAL

ITEM 1. GENERAL INFORMATION. Furnish the following information as to the applicant:

        (a) Form of organization: Pacific Aerospace & Electronics, Inc. (the "Company") is a corporation.

        (b) State or other sovereign power under the laws of which organized: The Company is organized under the laws of the State of Washington.


ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

        Registration of the 10% senior subordinated pay-in-kind notes due 2007 (the "PIK Notes") under the Securities Act of 1933, as amended (the "Securities Act") is not required by reason of the exemption provided by Section 3(a)(9) of the Securities Act. The facts relied upon by it as a basis for such claim follow.

        On January 11, 2002, the Company and holders (the "Participating Noteholders") of approximately 98% of the outstanding 11 1/4% senior subordinated notes due 2005 (the "Old Notes") have agreed to enter into a restructuring of the Company's debt and equity (the "Transaction"). The Company and the Participating Noteholders have agreed that the Participating Noteholders will exchange their outstanding Old Notes, including accrued interest, for a combination of common stock, convertible preferred stock and new notes (the "Exchange").

        The Exchange will be consummated pursuant to an exchange agreement whereby the Participating Noteholders will exchange approximately $62.5 million aggregate principal amount of Old Notes and accrued interest thereon, for: (i) shares of common stock of the Company in an amount sufficient to give the Participating Noteholders in the aggregate a majority of the outstanding common stock of the Company; (ii) 1,000 shares of convertible preferred stock of the Company, which will be automatically convertible, upon an increase in the Company's authorized common stock, into that number of shares of common stock which, when added to the common stock issued in the Exchange, will be sufficient to give the Participating Noteholders beneficial ownership of 97.5% of the Company's outstanding common stock on a fully diluted basis; and (iii) $15 million in aggregate principal amount of the PIK Notes.

        PIK Notes having an aggregate principal amount of $15 million will be issued pursuant to the Exchange. The Exchange is conditioned upon all of the Old Notes being exchanged, although the holders of 95% of the Old Notes reserve the right to waive this requirement. To the extent that any Old Notes remain outstanding following the Exchange, they will rank pari passu to the PIK Notes with respect to seniority.

        As the PIK Notes are proposed to be offered for exchange by the Company with its existing Noteholders exclusively and for outstanding securities of the Company as set forth above, the Exchange is exempt from registration under the Securities Act, pursuant to the provisions of Section 3(a)(9) thereof. There will not be any sales of securities of the same class as the PIK Notes (other than sales pursuant to the Exchange) by the Company or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. No consideration has been or is to be given, directly or indirectly, to any broker, dealer, salesman, or other person for soliciting exchanges of the Old Notes. The Company has agreed to pay remuneration to its financial, legal and accounting advisors for the provision of advisory, legal and accounting services, respectively. No Participating Noteholder has made or will be requested to make any cash payment to the Company in connection with the Exchange; provided, however, that the Company and an affiliate of a holder of Old Notes anticipate entering into a Senior Loan transaction at or about the same time as the date of the Exchange.

                                  AFFILIATIONS

ITEM 3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

        See Item 5 for the names, addresses and stock ownership of the Company's major stockholders, each of which may be deemed to be an affiliate of the Company by virtue of its stock ownership.

        See Item 4 for the names and addresses of the directors and executive officers of the Company, each of whom may be deemed to be an affiliate of the Company by virtue of his or her position. As of the date of the Exchange certain executive officers are expected to be granted options to purchase shares of common stock of the Company ("Common Stock").

                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person.

        The following table sets forth the names, mailing addresses and offices of all current directors and executive officers of the Company.

                NAME and ADDRESS                  Age                         POSITION
                ----------------                  ---                         --------
 Donald A. Wright                                  50    Chairman of the Board, Chief Executive Officer
 c/o Pacific Aerospace & Electronics, Inc.               and President
 430 Olds Station Road, Third Floor
 Wenatchee, WA 98801

 Werner Hafelfinger                                56    Chief Operating Officer, Vice President
 c/o Pacific Aerospace & Electronics, Inc.               Operations, Director
 430 Olds Station Road, Third Floor
 Wenatchee, WA 98801

 Sheryl A. Symonds                                 46    Vice President Administration, General Counsel
 c/o Pacific Aerospace & Electronics, Inc.               and Secretary
 430 Olds Station Road, Third Floor
 Wenatchee, WA 98801

 Charles A. Miracle                                32    Vice President Finance and Chief Financial Officer
 c/o Pacific Aerospace & Electronics, Inc.
 430 Olds Station Road, Third Floor
 Wenatchee, WA 98801

 Dale L. Rasmussen                                 52    Director
 c/o IMPCO Technologies,  Inc.
 708 Industrial Drive
 Tukwila, WA 98807

 Gene C. Sharratt, Ph.D.                           54    Director
 c/o North Central Educational Service District
 P.O. Box 1847
 Wenatchee, WA 98807

 Robert M. Stemmler                                66    Director
 c/o IMPCO Technologies, Inc.
 16804 Gridley Place
 Cerritos, CA 90703

 William A. Wheeler                                67    Director
 2011 Lombard Lane
 Yakima, WA 98902

        The following table sets forth the names and mailing addresses of those persons chosen to serve as directors of the Company commencing on the date of the Exchange (the "Effective Date").

          Name                                                 Position
          ----                                                 --------

Robert A. Hamwee                                                Nominee
GSCP Recovery, Inc.
500 Campus Drive, Suite 220
Florham Park, NJ 07932

Matthew C. Kaufman                                              Nominee
GSCP Recovery, Inc.
500 Campus Drive, Suite 220
Florham Park, NJ 07932

Richard W. Detweiler                                            Nominee
Carlisle Enterprises,L.L.C.
7777 Fay Avenue, Suite 200
La Jolla, CA 92037

Carl H. Goldsmith                                               Nominee
M.W. Post Advisory Group L.L.C.
1880 Century Park East, Suite 820
Los Angeles, CA  90067

Donald A. Wright                                                Director
c/o Pacific Aerospace & Electronics, Inc.
430 Olds Station Road, Third Floor
Wenatchee, WA 98801


ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

        Furnish the following information as to each person owning 10% or more of the voting securities of the applicant.

                             AS OF FEBRUARY 7, 2002
                             ----------------------
 NAME AND COMPLETE      TITLE OF CLASS                           PERCENTAGE OF
  MAILING ADDRESS          OWNED            AMOUNT OWNED       VOTING SECURITIES
 -----------------      --------------      ------------            OWNED
                                                               -----------------
       None.

        The following chart sets forth the information as to each person owning 10% of more of the voting securities of the applicant upon the Effective Date. For purposes of computing the number of shares outstanding at the time of the Exchange on a pro forma basis, the Company has assumed February 1, 2002 is the date of the Exchange. Due to certain anti-dilution adjustments under outstanding warrants, any difference in the market price of the Company's Common Stock on the actual date of the Exchange may result in material differences in the number of shares into which the Series C Preferred Stock converts.

                            UPON THE EFFECTIVE DATE*
                            ------------------------

 NAME AND COMPLETE                           TITLE OF CLASS                                        PERCENTAGE OF
  MAILING ADDRESS                                OWNED                    AMOUNT OWNED           VOTING SECURITIES
 -----------------                           --------------               ------------                 OWNED
                                                                                                 -----------------
GSCP Recovery, Inc.                           Common Stock,          6,606,541,835 shares /1)/         54.72
500 Campus Drive                          $0.001 par value, and
Suite 220                                  Series C Preferred
Florham Park, NJ 07932                   Stock, $0.001 par value

M.W. Post Advisory Group L.L.C.               Common Stock,          3,306,163,449 shares/(2)/         27.38
1880 Century Park East, Suite 820         $0.001 par value, and
Los Angeles, CA  90067                     Series C Preferred
                                         Stock, $0.001 par value

Alliance Capital Management, L.P.             Common Stock,          1,639,101,156 shares/(3)/         13.58
1345 Avenue of the Americas               $0.001 par value, and
39th Floor                                 Series C Preferred
New York, NY  10105                      Stock, $0.001 par value

/(1)/ Includes 28,263,314 shares of common stock and shares of Series C Preferred Stock convertible into 6,578,278,521 shares of the Company's common stock issued in connection with the Company's restructuring.

/(2)/ Includes 14,144,031 shares of common stock and shares of Series C Preferred Stock convertible into 3,292,019,417 shares of the Company's common stock issued in connection with the Company's restructuring.

/(3)/ Includes 7,012,206 shares of common stock and shares of Series C Preferred Stock convertible into 1,632,088,950 shares of the Company's common stock issued in connection with the Company's restructuring.

-------------------
* All share numbers and ownership percentages in this table are calculated under the assumption that no holders of the Old Notes other than Participating Noteholders are participating in the Exchange. If holders of the Old Notes other than the Participating Noteholders participate in the Exchange, such share numbers and ownership percentages will change in immaterial respects.

ITEM 6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

        (a)     None.

        (b)     None.

                               CAPITAL SECURITIES

ITEM 7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.


                             As of February 7, 2002
                             ----------------------

            TITLE OF CLASS                     AMOUNT AUTHORIZED                 AMOUNT OUTSTANDING
            --------------                     -----------------                 ------------------
    Common Stock, $0.001 par value            100,000,000 shares                  39,315,309 shares

  Preferred Stock, $0.001 par value            5,000,000 shares                       0 shares

  11 1/4% Senior Subordinated Notes       $75 million principal amount      $63.7 million principal amount
                 due 2005

       18% Senior Secured Notes                   $13,841,488                       $15,699,329.50*



                             UPON THE EFFECTIVE DATE
                             -----------------------

            TITLE OF CLASS                    AMOUNT AUTHORIZED               AMOUNT OUTSTANDING**
            --------------                    -----------------               --------------------
    Common Stock, $0.001 par value            100,000,000 shares               90,797,273 shares***

  Preferred Stock, $0.001 par value            5,000,000 shares                   1,000 shares

10% Senior Subordinated PIK Notes        $15 million principal amount     $15 million principal amount
                 due 2007

       New Senior Secured Notes                  $36,000,000             approximately $22,000,000****

------------------------
* Amount includes all principal and interest as of 1/31/02.

** In connection with the Transaction, the Company will seek shareholder approval for a reverse stock split of the Company's Common Stock. The amounts in this column do not take into consideration the effects of the reverse stock split.

*** This figure does not include the 9,202,727 shares underlying outstanding stock options and warrants.

**** The approximately $22,000,000 amount of the New Senior Secured Notes will accrete through its 2007 maturity to approximately $36,000,000 aggregate principal amount.

        (b) Give a brief outline of the voting rights of each class of securities referred to in paragraph (a) above.

        The current holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders and are the only persons entitled to vote on matters submitted to a vote of shareholders prior to the Effective Date. Following the Effective Date, holders of Common Stock shall vote with the holders of the Company's Series C Convertible Preferred Stock (the "Series C Preferred") on all matters submitted to a vote of shareholders, except as otherwise required by law. Holders of the Series C Preferred shall be entitled to that number of votes equal to the number of shares of Common Stock into which such Series C Preferred is then convertible. As of the Effective Date, the holders of Series C Preferred will hold, in the aggregate, 1,000 shares of Series C Preferred convertible into the number of shares of Common Stock, which together with the Common Stock received by the holders of Series C Preferred Stock in the Exchange, will equal in the aggregate approximately 97.5% of the Company's outstanding shares of Common Stock on a fully-diluted basis. The Series C Preferred will entitle the holders thereof to appoint all five members of the Company's Board of Directors.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under 305(a)(2) of the Act.

        The PIK Notes will be issued under an indenture to be dated as of the Effective Date (the "Indenture") and entered into by the Company, the Guarantors (as defined in the Indenture) and Bank of New York, as proposed trustee (the "Trustee"). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a copy of which is attached as an exhibit hereto and incorporated by reference herein.

        A. EVENTS OF DEFAULT.

        An "Event of Default" is defined in the Indenture as:

        (i) the failure by the Company to pay any installment of interest on the PIK Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days,

        (ii) the failure by the Company to pay all or any part of the principal, or premium, if any, on the PIK Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price (as defined in the Indenture) or otherwise,

        (iii) the failure by the Company or any Subsidiary (as defined in the Indenture) of the Company to observe or perform any other covenant or agreement contained in the PIK Notes or the Indenture and, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 33.3% in aggregate principal amount of the PIK Notes outstanding, stating that such notice is a "notice of default" under Section 6.01(iii) of the Indenture,

        (iv) the following events of bankruptcy, insolvency or reorganization under applicable Bankruptcy Laws in respect of the Company or any of its Significant Subsidiaries (as defined in the Indenture):

        (a) the Company or any of its Significant Subsidiaries pursuant to or within the meaning of any Bankruptcy Law (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case,
(iii) consents to the appointment of a custodian of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors, or generally is not paying its debts as they become due; or

        (b) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company or any Significant Subsidiary in an involuntary case, (ii) appoints a custodian of the Company or any Significant Subsidiary or for all or substantially all of the property of the Company or a Significant Subsidiary, or (iii) orders the liquidation of the Company or any Significant Subsidiary, and, in each case of the preceding (i),
(ii) or (iii), the order or decree remains unstayed and in effect for 60 consecutive days.

        (v) a default in any issue of Indebtedness (as defined in the Indenture) of the Company or any of its Subsidiaries with an aggregate principal amount in excess of $5.0 million (a) resulting from any payment default or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity, and

        (vi) final unsatisfied judgments not covered by insurance aggregating in excess of $5.0 million, at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 60 days.

       If an Event of Default occurs and is continuing, unless the principal of all of the PIK Notes shall have already become due and payable, either (other than an Event of Default specified in (iv) above relating to the Company or any of its Significant Subsidiaries) the Trustee or the holders of at least 33.3% in aggregate principal amount of the PIK Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by the holders), may declare all principal, determined as set forth below, and accrued interest thereon to be due and payable immediately; provided that if any Bank Indebtedness (as defined in the Indenture) is outstanding, upon a declaration of such acceleration, such principal and interest shall be due and payable upon the earlier of (x) the third business day after the sending to the Company and the holders of such Bank Indebtedness or their representative of such written notice, unless such Event of Default is cured or waived prior to such date and (y) the date of acceleration of any Bank Indebtedness. If an Event of Default specified in (iv) above occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding PIK Notes without any declaration or other act on the part of the Trustee or the holders of the PIK Notes. The Indenture provides that such declaration and its consequences may, in certain events, be annulled by holders of a majority in aggregate principal amount of PIK Notes.

      If a Default or Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to holders of PIK Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any PIK Note, the Trustee may withhold the notice if and so long as a committee of at least two of its officers in good faith determines that withholding the notice is in the interests of the holders of the PIK Notes.

        B. AUTHENTICATION & DELIVERY OF NEW NOTES; APPLICATION OF PROCEEDS.

        Two officers must sign the PIK Notes for the Company by manual or facsimile signature. If an officer whose signature is on a PIK Note no longer holds that office at the time a PIK Note is authenticated, the PIK Note shall nevertheless be valid.

        A PIK Note will not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the PIK Note has been authenticated under this Indenture.

        The Trustee must, upon a written order of the Company signed by two officers, authenticate PIK Notes for original issue up to the initial aggregate principal amount of $15,000,000. Notwithstanding the foregoing, the aggregate principal amount of PIK Notes permitted to be outstanding at any time may exceed $15,000,000 by an amount sufficient to permit payments of interest in kind as provided for in the Indenture and the PIK Notes.

        The Trustee may appoint an authenticating agent acceptable to the Company to authenticate PIK Notes. The Indenture also provides for authentication and delivery of the PIK Notes in connection with their transfer, exchange or partial redemption, and in connection with temporary, mutilated, destroyed, lost or stolen PIK Notes.

        The issuance of PIK Notes pursuant to the Exchange will provide no cash proceeds to the Company since such PIK Notes shall be issued solely in exchange for Old Notes.

        C. RELEASE OF COLLATERAL SUBJECT TO THE INDENTURE. The PIK Notes are general unsecured obligations of the Company.

        D. SATISFACTION AND DISCHARGE OF INDENTURE.

        The Company may satisfy and discharge the Indenture and terminate its obligations thereunder when all PIK Notes previously authenticated and delivered (subject to certain exceptions) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture, or if:

        (a) the Company has given a redemption notice to the Trustee and mailed a redemption notice to each holder of the PIK Notes or all PIK Notes have become due and payable;

        (b) the Company has irrevocably deposited or caused to be deposited with the Trustee, money in an amount as is sufficient to pay the principal, premium, if any, and interest on the outstanding PIK Notes to maturity or redemption; and

        (c) the Company has paid all other sums payable under the Indenture.

        The Company may effect a legal defeasance (i.e., the discharge of certain of its obligations under the Indenture, including the indebtedness represented by the PIK Notes), or covenant defeasance (i.e., the release of certain covenant obligations of the Company under the Indenture) with respect to the PIK Notes, upon the satisfaction of certain conditions, including without limitation:

        (i) the irrevocable deposit by the Company with the Trustee, in trust, for the benefit of the holders of the PIK Notes, U.S. legal tender, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such PIK Notes on the stated date for payment thereof or on the redemption date of such principal or installment of principal of, premium, if any, or interest on such PIK Notes, and the holders of the PIK Notes must have a valid, perfected, first priority exclusive security interest in such trust;

        (ii) in the case of legal defeasance only, the delivery to the Trustee by the Company of an opinion of counsel of national standing with respect to tax law in the United States reasonably acceptable to the Trustee confirming that
(A) the Company has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the PIK Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

        (iii) in the case of covenant defeasance only, the delivery to the Trustee by the Company of an opinion of counsel of national standing with respect to tax law in the United States reasonably acceptable to such Trustee confirming that the holders of the PIK Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

        (iv) no Default or Event of Default has occurred and is continuing on the date of such deposit and the delivery to the Trustee by the Company of an officer's certificate, to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the date that is one year plus one day following the deposit, after the date that is one year plus one day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally (it being understood that this condition to legal defeasance may not be satisfied until such date that is one year plus one calendar day after the date of deposit);

        (v) such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under the Indenture of any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

        (vi) the delivery to the Trustee by the Company of an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of such PIK Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

        (vii) the monies held in trust by the Trustee shall not be considered or required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended), or otherwise become subject to regulation under the Investment Company Act; and

        (viii) the delivery to the Trustee by the Company of an officers' certificate and an opinion of counsel, each stating that the conditions precedent to the legal defeasance or covenant defeasance, as the case may be, as set forth in the Indenture have been complied with.

        E. EVIDENCE AS TO COMPLIANCE WITH THE INDENTURE.

        The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year, an officers' certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of, interest on or premium, if any, on the PIK Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

        Additionally, so long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to the Indenture shall be accompanied by a written statement of the Company's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4 or Article 5 of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any person for any failure to obtain knowledge of any such violation.

        Furthermore, the Company is required, so long as any of the PIK Notes are outstanding, to deliver to the Trustee, forthwith upon any officer becoming aware of any Default or Event of Default, an officers' certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.


ITEM 9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

        Each Subsidiary Guarantor is an obligor on the PIK Notes. The name and mailing address of each Subsidiary Guarantor is set forth on Annex I hereto.

        CONTENTS OF APPLICATION FOR QUALIFICATIONS. This application for qualification comprises:

        (a)     Pages 1-14, consecutively, plus exhibits.

        (b) The statement of eligibility and qualification on Form T-1 of Bank of New York, as proposed Trustee under the Indenture.

        (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

                Exhibit T3A - Articles of Incorporation of the Company, as
                              amended.1

                Exhibit T3B - Bylaws of the Company.2

                Exhibit T3C - Form of Indenture.*

                Exhibit T3D - Not applicable.

                Exhibit T3E - Not applicable.

                Exhibit T3F - See the Cross-Reference Sheet contained in the
                              Indenture filed herewith as Exhibit T3C.

        (d)     Annex I - List of Subsidiary Guarantors






----------------------------------
1 Incorporated by reference to the Company's Current Report on Form 8-K filed on
  December 12, 1996.
2 Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ending August 31, 2000.
* To be filed by amendment.

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

                                    SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Pacific Aerospace & Electronics, Inc., a corporation organized and existing under the laws of the State of Washington, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wenatchee, State of Washington, on the 7th day of February, 2002.



                                  PACIFIC AEROSPACE & ELECTRONICS, INC.



                                  By:       /s/ Donald A. Wright
                                      ------------------------------------------
                                  Name:   Donald A. Wright
                                  Title:  President and Chief Executive Officer



By:      /s/ Charles A. Miracle
   --------------------------------------------------
Name:    Charles A. Miracle
Title:   Vice President Finance and Chief Financial Officer

                                       14